UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. __)

KISSES FROM ITALY INC.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

497787101
(CUSIP Number)

Denis Senecal 866 du Rivage St-Antoine-Sur-Richelieu Quebec, Canada J0L 1R0 (514)-945-1180
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	497787101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Denis Senecal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
17,976,215
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
17,976,215
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
17,976,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.7%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

* Based on 153,562,335 shares of common stock which are outstanding as of December 15, 2020.

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Item 1.	Security and Issuer

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Kisses From Italy Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 80 SW 8th Street, Suite 2000, Miami, Florida 33130.

Item 2.	Identity and Background

(a)	This Schedule 13D is filed by Denis Senecal (the “Reporting Person”).

(b)	The Reporting Person’s business address is 866 du Rivage, St-Antoine-Sur-Richelieu, Quebec, Canada J0L 1R0.

(c)	The Reporting Person’s principal occupation is President of Demasar Management Inc. The name and address of the Reporting Person’s employer is Demasar Management, Inc., 866 du Rivage, St-Antoine-Sur-Richelieu, Quebec, Canada J0L 1R0

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Considerations

On September 23, 2014, the Reporting Person purchased 100,000 shares of Common Stock in a private offering from personal funds for $10,000 pursuant to a subscription agreement with the Issuer.

On January 21, 2015, the Reporting Person purchased 100,000 shares of Common Stock from personal funds in a private offering for $10,000 pursuant to a subscription agreement with the Issuer.

On February 1, 2016, the Reporting Person purchased 250,000 shares of Common Stock from personal funds in a private offering for $25,000 pursuant to a subscription agreement with the Issuer.

On December 23, 2016, the Reporting Person purchased 50,000 shares of Common Stock from personal funds in a private offering for $5,000 pursuant to a subscription agreement with the Issuer.

The Reporting Person was issued 1,600,000 shares of Common Stock pursuant to a consulting agreement, dated March 23, 2016, between the Issuer and the Reporting Person for finance and marketing services provided to the Issuer by the Reporting Person.

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The Reporting Person was issued 900,000 shares of Common Stock pursuant to a consulting agreement, dated September 3, 2019, between the Issuer and the Reporting Person for business development and franchise lead generation services provided to the Issuer by the Reporting Person.

The Reporting Person purchased 8% convertible debentures in the aggregate principal amount of $345,000 in a private offering with personal funds and received (i) an aggregate of 5,476,215 shares of Common Stock upon the conversion of principal and $20,074.52 of accrued interest thereon at a conversion price of $0.10 per share and (ii) 1,825,405 shares as a 50% share bonus for converting such debentures set forth below:

Investor Name	Amount	Interest Rate	Investment Date	Conversion Date	Day Count	Accrued Interest	Investment + Accrued Interest	Rounded Amount	50% Bonus	Total Conversion	Conversion Share Amount
Denis Senecal	$10,000.00	0.08	03/12/18	2019-08-15	521	1,141.92	11,141.92	11,142.00	5,571.00	16,713.00	167,130.00
Denis Senecal	$10,000.00	0.08	04/02/18	2019-08-15	500	1,095.89	11,095.89	11,096.00	5,548.00	16,644.00	166,440.00
Denis Senecal	$10,000.00	0.08	04/27/18	2019-08-15	475	1,041.10	11,041.10	11,042.00	5,521.00	16,563.00	165,630.00
Denis Senecal	$10,000.00	0.08	04/30/18	2019-08-15	472	1,034.52	11,034.52	11,035.00	5,517.50	16,552.50	165,525.00
Denis Senecal	$25,000.00	0.08	05/25/18	2019-08-15	447	2,449.32	27,449.32	27,450.00	13,725.00	41,175.00	411,750.00
Denis Senecal	$25,000.00	0.08	06/03/18	2019-08-15	438	2,400.00	27,400.00	27,400.00	13,700.00	41,100.00	411,000.00
Denis Senecal	$25,000.00	0.08	06/13/18	2019-08-15	428	2,345.21	27,345.21	27,346.00	13,673.00	41,019.00	410,190.00
Denis Senecal	$30,000.00	0.08	08/14/18	2019-08-15	366	2,406.58	32,406.58	32,407.00	16,203.50	48,610.50	486,105.00
Denis Senecal	$20,000.00	0.08	08/24/18	2019-08-15	356	1,560.55	21,560.55	21,561.00	10,780.50	32,341.50	323,415.00
Denis Senecal	$40,000.00	0.08	12/06/18	2019-08-15	252	2,209.32	42,209.32	42,210.00	21,105.00	63,315.00	633,150.00
Denis Senecal	$25,000.00	0.08	01/10/19	2019-08-15	217	1,189.04	26,189.04	26,190.00	13,095.00	39,285.00	392,850.00
Denis Senecal	$30,000.00	0.08	02/28/19	2019-08-15	168	1,104.66	31,104.66	31,105.00	15,552.50	46,657.50	466,575.00
Denis Senecal	$5,000.00	0.08	07/15/19	2019-08-15	31	33.97	5,033.97	5,034.00	2,517.00	7,551.00	75,510.00
Denis Senecal	$15,000.00	0.08	07/30/19	2019-08-15	16	52.60	15,052.60	15,053.00	7,526.50	22,579.50	225,795.00
Denis Senecal	$15,000.00	0.08	08/12/19	2019-08-15	3	9.86	15,009.86	15,010.00	7,505.00	22,515.00	225,150.00
Denis Senecal	$20,000.00	0.08	09/04/19	2019-09-04	-	-	20,000.00	20,000.00	10,000.00	30,000.00	300,000.00
Denis Senecal	$30,000.00	0.08	09/23/19	2019-09-23	-	-	30,000.00	30,000.00	15,000.00	45,000.00	450,000.00

Item 4.	Purpose of Transaction

The Reporting Person was issued 9,500,000 shares of Common Stock pursuant to the terms the terms of a distribution financing lead generation agreement between the Reporting Person and the Issuer, dated June 17, 2020, for services provided by the Reporting Person to the Issuer.

The shares of Common Stock acquired by the Reporting Person were acquired for investment purposes. Except as set forth herein, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. Any such future decisions will be made by the Reporting Person in light of the then current financial conditions and prospects of the Issuer, the market value of the Common Stock, the financial condition of the Reporting Person and other relevant factors.

Item 5.	Interest in Securities of the Issuer

(a)       As of December 15, 2020, the Reporting Person is deemed the beneficial owner of 17,976,215 shares of Common Stock representing 11.7% of the Common Stock based on 153,562,335 shares of Common Stock outstanding as of such date.

(b)       The Reporting Person has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of 17,976,215 shares of Common Stock.

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(c)       Except as described herein, during the past 60 days, the Reporting Person affected no transactions in shares of Common Stock.

(d)       No other entity or person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock that are held by the Reporting Person.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than set forth herein, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Consulting Agreement, dated March 23, 2016, between the Reporting Person and the Issuer

Exhibit 2	Consulting Agreement, dated September 3, 2019, between the Reporting Person and the Issuer

Exhibit 3	Form of Subscription Agreement and Investment Letter

Exhibit 4	Distribution Financing Lead Generation Agreement, dated June 17, 2020, between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.7 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 23, 2020)

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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 17, 2020
Date:

/s/ Denis Senecal
Denis Senecal

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Exhibit 1

CONSULTING AGREEMENT

This Agreement is made and entered into this 23rd day of March, 2016, by and between Denis Senecal (the "Consultant"), and Kisses From Italy, Inc. (the "Company"), with its principal place of business located at 80 SW 8th St. Suite 2000, Miami, Florida, 33130, who hereby agree as follows.

R E C I T A L S

WHEREAS, the Company desires that Consultant provide to Company consulting services including, business development, franchise lead generation, realtor leads, location scouting and property leads for corporate owned and franchised locations; and

WHEREAS, the Company agrees to provide compensation for such services to Consultant pursuant to the terms contained hereinbelow.

NOW, THEREFORE, the parties do hereinafter agree as follows:

1. Duties of Consultant. The Company hereby retains the Consultant to perform those duties delineated below and Consultant agrees to perform the following activities on behalf of the Company:

a.	Business Development; It is intended that the Consultant will act as a business development and financial advisor on behalf of the Company. The Consultant will seek to introduce organizations and or individuals that will create business development opportunities, seeking to expand Client’s reach to new, international markets and increase revenue streams through product and brand recognition and exposure. This includes;

1.       Business modeling and strategies

2.       Strategic alliances

3.       Introduction to related companies that can be potential acquisition targets.

4.       Identifying potential Advisory Board Members

5.       Introduction to Investment Banking contacts.

b.	Franchise lead generation; whereby the Consultant agrees to build a portfolio of potential Franchisee contacts through lead generation by using the tools provided to them by the Company. This includes all social media and marketing platforms available to the Company as well as access to Company Officers and other Company resources, if deemed necessary by the Company.

c.	The Consultant requires approval from the Company prior to engaging with a new social media and/or marketing platform.

d.	All additional expenses that may be required must be approved prior to the expense being incurred.

e.	All leads generated by the Consultant will be directly introduced to the Company’s management team and the Company’s dedicated Franchise representatives.

f.	The Consultant cannot act as a liaison officer between the Company and potential Franchisee leads.

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g.	The Consultant agrees to discuss all Franchise marketing and sales strategies prior to beginning any sales and discovery phase. The Consultant must abide the all Company regulations outlined in the Companies Franchise Agreement. The Consultant is not authorized to negotiate any changes or make any modifications to the Franchise Agreement without prior approval from the Company.

h.	The Consultant agrees to scout potential real estate locations for all corporate owned and potential franchised owned locations. The Consultant has the Company’s approval to contact the respective realtor that may be involved property rental or purchase.

i.	The Consultant will abide by all property criteria and specifications set forth by the Company or any of the approved Company’s Franchisee.

j.	The Consultant agrees during the course of this agreement, it is likely that each party will come into contact with confidential information crucial to the operation of each parties business. Such confidential information may include, without limitation: (i) business and financial information, (ii) business methods and practices, (iii) technology and technological strategies, (iv) marketing strategies and (v) other such information each Party deems as “Confidential Information”. By their signature below, each party agrees to keep in strict confidence all non-public information so long as it remains non-public, except to the extent disclosure is required by law, requested by any governmental or regulatory agency or body or to the extent that Consultants must disclose information to lenders and equity partners to obtain financing. Both parties agree not to use the confidential information disclosed to them for their own benefit, or for the benefit of any party with which the Consultant or the Company is affiliated. If this agreement is terminated, each party upon request will promptly return to the other party all documents, contracts, records, or other information received by it that disclose or embody confidential information of the other party.

These specific objectives may be altered, modified or revised based on Company's needs and available or new developments. Such objectives may be achieved through existing alternatives or a combination of such alternatives.

2. Compensation of Consultant.

a.	Consultant agrees to provide the services described in Section 1, above, in consideration for the issuance of One Million Six Hundred Thousand (1,600,000) shares of the Company’s Common Stock plus expenses will be earned during the term of this Agreement. Such Common Stock shall be subject to that certain “piggyback” registration rights agreement, a copy of which is attached hereto and incorporated herein as Exhibit “A” as if set forth herein.

b.	Company agrees that it is solely responsible for compensation to Consultant.

c.	It is specifically acknowledged and understood by the parties hereto that Consultant is not a licensed broker-dealer, is not licensed by the Financial Industry Regulatory Agency (“FINRA”), or any other state or federal agency, nor is Consultant engaged in fund raising activities for its own account. However, in the event it is ever determined by the FINRA or any other federal or state agency having jurisdiction thereto that Consultant's compensation described herein falls within the jurisdiction of the FINRA compensation guidelines, Consultant agrees to restructure its compensation to be in compliance with the FINRA compensation regulations for public offerings. In such an event, Consultant shall be paid in warrants, options or such other securities of the Company agreeable to Consultant and such securities shall have the same aggregate net value when exercised that Consultant would have received in this Paragraph 2. In such event, the parties hereto hereby agree to execute and deliver to the other party such documentation necessary to preserve the rights and obligations contained herein.

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3. Procedure for Payment of Consulting Fees. Except for the issuance of Consultant's Common Stock referenced in Paragraph 2(a), above, which shall be paid directly to Consultant by the Company, all fees and other compensation due Consultant herein shall be tendered at the closing of the applicable transaction. Prior to such closing, the Company shall provide written instructions to the closing agent (i.e. bank, investment banking entity, attorney, or such other entity which is responsible for arranging such closing and disseminating applicable funds to the Company), which shall include a complete description of the compensation due Consultant herein. A copy of such instructions shall also be provided to Consultant and Consultant shall confirm the balance of compensation and fees due to it by providing written confirmation to such closing agent prior to closing. In the event a dispute arises between the parties hereto regarding the amount of compensation due Consultant, such dispute shall be governed in accordance with the provisions of Paragraph 7, below. However, the Company agrees to place the maximum amount of compensation due Consultant herein into an escrow account with the closing agent, or such other party mutually agreeable to the parties hereto, until such time as all disputes have been adjudicated. Evidence of such adjudication shall be provided to such escrow agent, who, upon receipt of a certified copy of the relevant determination, shall release the applicable funds to Consultant pursuant to the determination.

4. Payment of Consideration After Termination. The Company agrees, in return for an introduction that results in financing to Company or such other business transaction acceptable to the Company with a party referred by Consultant, or any other source that can be directly tracked back to an introduction from Consultant, that Company will compensate Consultant. If this agreement is terminated by either party and any relevant funding, merger or acquisition is consummated with any referring party by the Company within twenty-four (24) months after such termination, the Company hereby acknowledges that Consultant shall be entitled to all compensation due herein.

5. Obligations of Company. The Company will provide Consultant with copies of all correspondence exchanged between Company and any third party referred by Consultant, either directly or indirectly, and Company will, in general, keep Consultant apprised in a timely fashion of the nature of any such proposed transactions between Company and any third party referred or introduced by Consultant.

6. Prior Relationships. This Agreement will not apply to a candidate which Consultant refers to Company if Company is engaged in negotiations prior to Consultant's referral. Company will notify Consultant in writing within three (3) days of any proposed introduction Consultant makes to Company with which Company is currently negotiating.

7. Mandatory Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

8. Term. The initial term of this Agreement is for a 2 year (24) month period and may be terminated by either party upon thirty (30) days advance written notice to the other prior to the expiration of this primary term. Otherwise, this Agreement shall renew itself for an additional term of like duration. Termination of this Agreement shall not terminate Consultant's fee or stock compensation, if earned during the period of this Agreement.

9. Authority to Act. The Company hereby represents and warrants that this Agreement has been approved by resolution of the Company's Board of Directors, a copy of which is attached hereto and the President of the Company has been authorized to execute this Agreement on behalf of the Company.

10. Indemnification. Company will indemnify and hold Consultant and its employees harmless from any and all claims arising from its activities as financial consultant to Company, except in the event the actions or inactions of the Consultant are deemed to involve gross negligence. Such indemnification shall include, but not be limited to, Consultant's attorneys fees.

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11. Notice. Any notice required hereunder shall be complete upon certified mailing to that party at the address appearing herein, or at the address which shall from time to time be provided to the other party. The parties shall notify the other of any alteration or change in address hereinafter occurring.

12. Counterparts Facsimile Execution. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted electronically, including but not limited to transmission by facsimile machine or telecopier is to be treated as an original document. The signature of any party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party, an electronic transmission document is to be re-executed in original form by the parties who executed the same. No party may raise the use of electronic transmission as a defense to the enforcement of the Agreement or any amendment or other document executed in compliance with this Section.

13. Severability. If any provision, paragraph or subparagraph of this Agreement is adjudged by any court to be void or unenforceable in whole or in part, this adjudication shall not affect the validity of the remainder of the Agreement, including any other provision, paragraph or subparagraph. Each provision, paragraph or subparagraph of this Agreement is separable from every other provision, paragraph and subparagraph and constitutes a separate and distinct covenant.

14. Attorneys’ Fees. If a dispute arises between the parties hereto and such dispute can only be resolved by litigation then, in such case, the prevailing party in such litigation shall be entitled to recover all costs of such action, including but not limited to reasonable attorneys’ fees.

15. Governing Law. This Agreement shall be subject to and governed by the laws of the State of Florida.

16. Amendment. This Agreement may only be amended in writing, duly endorsed by the parties hereto.

IN WITNESS WHEREOF the parties have executed this Agreement effective the date first written above.

COMPANY:		CONSULTANT:
KISSES FROM ITALY, INC.

By:	/s/Claudio Ferri	By:	/s/Denis Senecal
Title:	CEO and CFO		Denis Senecal

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Exhibit 2

Consulting Agreement

DISTRIBUTION – FINANCING - LEAD GENERATION AGREEMENT

This Agreement is made and entered into this 3rd day of September 3, 2019, by and between Denis Senecal (the "Agent"), and Kisses From Italy, Inc. (the "Company"), with its principal place of business located at 80 SW 8th St. Suite 2000, Miami, Florida, 33130, who hereby agree as follows.

R E C I T A L S

WHEREAS, the Company desires that agent provide to Company services including, international business development, international franchise lead generation, realtor leads, location scouting and property leads for corporate owned and franchised locations for all international territories; and introduction

WHEREAS, the Company agrees to provide compensation for such services to Agent pursuant to the terms contained hereinbelow.

NOW, THEREFORE, the parties do hereinafter agree as follows:

1. Duties of Agent. The Company hereby retains the Agent to perform those duties delineated below and Agent agrees to perform the following activities on behalf of the Company:

a.	Business Development; It is intended that the Agent will act as a business development and financial advisor on behalf of the Company. The Agent will seek to introduce organizations and or individuals that will create business development opportunities, seeking to expand Client’s reach to new, international markets and increase revenue streams through product and brand recognition and exposure. This includes;

1.       Business modeling and strategies

2.       Strategic alliances

3.       Introduction to related companies that can be potential acquisition targets.

4.       Identifying potential Advisory Board Members

5.       Introduction to Investment Banking contacts.

b.	Franchise lead generation; whereby the Agent agrees to build a portfolio of potential Franchisee contacts through lead generation by using the tools provided to them by the Company. This includes all social media and marketing platforms available to the Company as well as access to Company Officers and other Company resources, if deemed necessary by the Company.

c.	Introduce the Company to institutional brokers and pension funds.

d.	Analyzing strengths and weaknesses, as well as providing general strategy for its corporate communications and review the Company’s marketing materials and provide comments in order to make them effective for distribution to existing and potential investors.

e.	Review business plans, corporate strategies and proposed financing transactions.

f.	The Agent requires approval from the Company prior to engaging with a new social media and/or marketing platform.

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g.	All additional expenses that may be required must be approved prior to the expense being incurred.

h.	All leads generated by the Agent will be directly introduced to the Company’s management team and the Company’s dedicated Franchise representatives.

i.	The Agent cannot act as a liaison officer between the Company and potential Franchisee leads.

j.	The Agent agrees to discuss all Franchise marketing and sales strategies prior to beginning any sales and discovery phase. The Agent must abide the all Company regulations outlined in the Companies Franchise Agreement. The Agent is not authorized to negotiate any changes or make any modifications to the Franchise Agreement without prior approval from the Company.

k.	The Agent agrees to scout potential real estate locations for all corporate owned and potential franchised owned locations. The Agent has the Company’s approval to contact the respective realtor that may be involved property rental or purchase.

l.	The Agent will abide by all property criteria and specifications set forth by the Company or any of the approved Company’s Franchisee.

m.	The Agent agrees during the course of this agreement, it is likely that each party will come into contact with confidential information crucial to the operation of each parties business. Such confidential information may include, without limitation: (i) business and financial information, (ii) business methods and practices, (iii) technology and technological strategies, (iv) marketing strategies and (v) other such information each Party deems as “Confidential Information”. By their signature below, each party agrees to keep in strict confidence all non-public information so long as it remains non-public, except to the extent disclosure is required by law, requested by any governmental or regulatory agency or body or to the extent that Agents must disclose information to lenders and equity partners to obtain financing. Both parties agree not to use the confidential information disclosed to them for their own benefit, or for the benefit of any party with which the Agent or the Company is affiliated. If this agreement is terminated, each party upon request will promptly return to the other party all documents, contracts, records, or other information received by it that disclose or embody confidential information of the other party.

These specific objectives may be altered, modified or revised based on Company's needs and available or new developments. Such objectives may be achieved through existing alternatives or a combination of such alternatives.

2. Compensation of Agent.

a.	Agent agrees to provide the services described in Section 1, above, in consideration for the issuance of Nine-Hundred-Thousand (900,000) shares of the Company’s Common Stock plus expenses will be earned during the term of this Agreement. Such Common Stock shall be subject to that certain “piggyback” registration rights agreement, a copy of which is attached hereto and incorporated herein as Exhibit “A” as if set forth herein.

b.	Company agrees that it is solely responsible for compensation to Agent.

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c.	It is specifically acknowledged and understood by the parties hereto that Agent is not a licensed broker-dealer, is not licensed by the Financial Industry Regulatory Agency (“FINRA”), or any other state or federal agency, nor is Agent engaged in fund raising activities for its own account. However, in the event it is ever determined by the FINRA or any other federal or state agency having jurisdiction thereto that Agent's compensation described herein falls within the jurisdiction of the FINRA compensation guidelines, Agent agrees to restructure its compensation to be in compliance with the FINRA compensation regulations for public offerings. In such an event, Agent shall be paid in warrants, options or such other securities of the Company agreeable to Agent and such securities shall have the same aggregate net value when exercised that Agent would have received in this Paragraph 2. In such event, the parties hereto hereby agree to execute and deliver to the other party such documentation necessary to preserve the rights and obligations contained herein.

3. Procedure for Payment of Consulting Fees. Except for the issuance of Agent's Common Stock referenced in Paragraph 2(a), above, which shall be paid directly to Agent by the Company, all fees and other compensation due Agent herein shall be tendered at the closing of the applicable transaction. Prior to such closing, the Company shall provide written instructions to the closing agent (i.e. bank, investment banking entity, attorney, or such other entity which is responsible for arranging such closing and disseminating applicable funds to the Company), which shall include a complete description of the compensation due Agent herein. A copy of such instructions shall also be provided to Agent and Agent shall confirm the balance of compensation and fees due to it by providing written confirmation to such closing agent prior to closing. In the event a dispute arises between the parties hereto regarding the amount of compensation due Agent, such dispute shall be governed in accordance with the provisions of Paragraph 7, below. However, the Company agrees to place the maximum amount of compensation due Agent herein into an escrow account with the closing agent, or such other party mutually agreeable to the parties hereto, until such time as all disputes have been adjudicated. Evidence of such adjudication shall be provided to such escrow agent, who, upon receipt of a certified copy of the relevant determination, shall release the applicable funds to Agent pursuant to the determination.

4. Payment of Consideration After Termination. The Company agrees, in return for an introduction that results in financing to Company or such other business transaction acceptable to the Company with a party referred by Agent, or any other source that can be directly tracked back to an introduction from Agent, that Company will compensate Agent. If this agreement is terminated by either party and any relevant funding, merger or acquisition is consummated with any referring party by the Company within twenty-four (24) months after such termination, the Company hereby acknowledges that Agent shall be entitled to all compensation due herein.

5. Obligations of Company. The Company will provide Agent with copies of all correspondence exchanged between Company and any third party referred by Agent, either directly or indirectly, and Company will, in general, keep Agent apprised in a timely fashion of the nature of any such proposed transactions between Company and any third party referred or introduced by Agent.

6. Prior Relationships. This Agreement will not apply to a candidate which Agent refers to Company if Company is engaged in negotiations prior to Agent's referral. Company will notify Agent in writing within three (3) days of any proposed introduction Agent makes to Company with which Company is currently negotiating.

7. Mandatory Arbitration. Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

8. Term. The initial term of this Agreement is for a 5 years (60) month period and may be terminated by either party upon thirty (30) days advance written notice to the other prior to the expiration of this primary term. Otherwise, this Agreement shall renew itself for an additional term of like duration. Termination of this Agreement shall not terminate Agent's fee or stock compensation, if earned during the period of this Agreement.

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9. Authority to Act. The Company hereby represents and warrants that this Agreement has been approved by resolution of the Company's Board of Directors, a copy of which is attached hereto and the President of the Company has been authorized to execute this Agreement on behalf of the Company.

10. Indemnification. Company will indemnify and hold Agent and its employees harmless from any and all claims arising from its activities as financial Agent to Company, except in the event the actions or inactions of the Agent are deemed to involve gross negligence. Such indemnification shall include, but not be limited to, Agent's attorneys fees.

11. Notice. Any notice required hereunder shall be complete upon certified mailing to that party at the address appearing herein, or at the address which shall from time to time be provided to the other party. The parties shall notify the other of any alteration or change in address hereinafter occurring.

12. Counterparts Facsimile Execution. For purposes of this Agreement, a document (or signature page thereto) signed and transmitted electronically, including but not limited to transmission by facsimile machine or telecopier is to be treated as an original document. The signature of any party thereon, for purposes hereof, is to be considered as an original signature, and the document transmitted is to be considered to have the same binding effect as an original signature on an original document. At the request of any party, an electronic transmission document is to be re-executed in original form by the parties who executed the same. No party may raise the use of electronic transmission as a defense to the enforcement of the Agreement or any amendment or other document executed in compliance with this Section.

13. Severability. If any provision, paragraph or subparagraph of this Agreement is adjudged by any court to be void or unenforceable in whole or in part, this adjudication shall not affect the validity of the remainder of the Agreement, including any other provision, paragraph or subparagraph. Each provision, paragraph or subparagraph of this Agreement is separable from every other provision, paragraph and subparagraph and constitutes a separate and distinct covenant.

14. Attorneys’ Fees. If a dispute arises between the parties hereto and such dispute can only be resolved by litigation then, in such case, the prevailing party in such litigation shall be entitled to recover all costs of such action, including but not limited to reasonable attorneys’ fees.

15. Governing Law. This Agreement shall be subject to and governed by the laws of the State of Florida.

16. Amendment. This Agreement may only be amended in writing, duly endorsed by the parties hereto.

IN WITNESS WHEREOF the parties have executed this Agreement effective the date first written above.

KISSES FROM ITALY, INC.		AGENT:
Michele Di Turi

By:	/s/Michele DiTuri	By:	/s/Denis Senecal
	Michele DiTuri		Denis Senecal
President and co-Chief Executive Officer
80 SW 8th ST, Suite 2000
Miami, FL 33130
United States

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Exhibit 3

NEITHER THE DEBENTURES NOR THE SECURITIES UNDERLYING THE CONVERSION RIGHTS INCLUDED IN THE DEBENTURES OFFERED HEREIN HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE "ACT") OR ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR (B) AN OPINION OF COUNSEL ACCEPTABLE TO COUNSEL FOR THE ISSUER THAT SUCH REGISTRATION IS NOT REQUIRED AND THAT THE PROPOSED TRANSFER MAY BE MADE WITHOUT VIOLATION OF THE ACT AND ANY APPLICABLE STATE SECURITIES LAW.

SUBSCRIPTION AGREEMENT AND INVESTMENT LETTER

_____________, 2018

KISSES FROM ITALY, INC.

_________________________

_________________________

Gentlemen:

This Subscription Agreement and Investment Letter is submitted in connection with your offer and our subscription of _____________________ ($________) in principal amount for _____________ 8% Convertible Debentures (the “Debentures” or a “Debenture”), each Debenture convertible into shares of the Common Stock of KISSES FROM ITALY, INC., a Florida corporation (the "Company"). The Company intends to issue Debentures in this offering up to an aggregate principal amount of $500,000.

The Debenture may be converted into shares of Common Stock of the Company at any time prior to the Company’s Common Stock being approved for trading in the United States at a conversion price of $0.0667 per share. No fractional Shares shall be issued or delivered upon conversion of the Debenture. If not converted, the Debentures will mature on June ___, 2021.

The undersigned subscriber hereby represents, warrants, covenants and agrees with you that at the time of such offer and subscription and as of the date of this letter:

1.	I am over the age of twenty-one years.

2.	I have read and am familiar with the records of the Company, access to which has been afforded to me and which access has preceded the closing under this Agreement and this subscription to the Debentures.

3.	The Debenture(s) and the shares of Common Stock of the Company that may be issued upon conversion of the Debenture to be acquired herein are solely for my account and for investment and I have no plan, intention, contract, understanding, agreement or arrangement with any person to sell, assign, pledge, hypothecate or otherwise transfer to any person the Debentures, or any portion thereof.

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4.	I have sufficient knowledge and experience in financial and business matters so as to be capable of evaluating the merits and risks of investments generally and of this investment in the Debentures in particular and am able to bear the economic risk of this investment with the full understanding that I can lose my entire investment.

5.	I am in a position with regard to the Company and its officers and directors which, based upon employment, family and business relationship and economic bargaining power, has enabled me and continues to enable me to obtain information from the Company and its affairs in order to evaluate the merits and risks of this investment in the Debentures. I acknowledge that the Company has made available to me and continues to make available to me the opportunity to ask questions of and receive answers from the directors and executive officers of the Company and other persons acting on their behalf concerning the terms and conditions of the offer to me of the Debentures and to obtain any additional information concerning the Company to the extent that the directors, executive officers and others possess such information or can acquire it without unreasonable effort or expense so that I can verify the accuracy of the information given to me at the time of the offer and my subscription to the Debentures.

6.	I understand that neither the Debentures nor the Shares of Common Stock of the Company underlying the conversion right included in the Debentures, nor the sale thereof to me has been registered under the Securities Act of 1933, as amended (the "1933 Act"), or under any state securities laws. I further understand that no registration statement has been filed with the United States Securities and Exchange Commission nor with any other regulatory authority and that, as a result, any benefit which might normally accrue to me by an impartial review of such a registration statement by the Securities and Exchange Commission or other regulatory authority will not be forthcoming. I understand that I cannot sell the Debentures or the Shares of Common Stocks of the Company issuable by the Company upon my conversion, unless such sale is registered under the 1933 Act and applicable state securities laws or exemptions from such registration become available. In this connection I understand that the Company intends to advise the Transfer Agent for the Debentures and the shares of the Company’s Common Stock underlying the conversion right included in the Debentures, (if any) if and when converted, are "restricted securities" under the 1933 Act and that they may not be transferred by me to any person without the prior consent of the Company, which consent of the Company will require an opinion of counsel to the effect that, in the event the Debentures or the shares of the Company’s Common Stock underlying the Debentures are not registered under the 1933 Act, any transfer as may be proposed by me must be entitled to an exemption from the registration provisions of the 1933 Act. To this end, I acknowledge that the following legend will be placed upon the Debentures, as well as the Shares of Common Stocks of the Company to be issued upon conversion of the Debentures:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE OFFERED AND SOLD ONLY IF REGISTERED PURSUANT TO THE PROVISIONS OF THE ACT OR IF AN EXEMPTION FROM REGISTRATION THEREUNDER IS AVAILABLE, THE AVAILABILITY OF WHICH MUST BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

I understand that the foregoing legend on my certificate for the Debentures and the Shares of Common Stocks of the Company underlying the conversion right included in the Debentures limit their value, including their value as collateral.

7.	The subscription made by this Subscription Agreement is subject to acceptance by the Company at its sole discretion, which acceptance shall be evidenced by the Company's signing and delivering to me at the address set forth on the signature page hereof a fully-executed counterpart of this Subscription Agreement. In the event the Company shall reject this subscription, the subscription price for the Debentures shall be refunded promptly to me without interest thereon.

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8.	You have advised me that the Company is not a reporting company under the Securities Exchange Act of 1934, as amended, but the Company has a registration statement pending with the US Securities and Exchange Commission to become a reporting company as of the date of this Subscription Agreement and thereafter, the Company intends to cause to be filed an application to trade its Common Stock on the OTCQB (or such other market where such trading may be approved) but I acknowledge that I have been advised that there are no assurances that the Company’s registration statement will ever be deemed effective by the SEC, or that the Company’s application to trade its Common Stock will ever be approved.

9.	You have advised me that the Company has an authorized capital of 200,000,000 Common Shares, par value $0.001 per share and 25,000,000 Preferred Shares, par value $0.001 per share. As of the date hereof there are 81,780,170 Shares of Common Stocks of the Company issued and outstanding and no shares of Preferred Stock issued or outstanding.

10.	The undersigned: (1) is not listed in the Annex to the Executive Order No. 13224 of September 23, 2001 – Blocking Property and Prohibiting Transactions With Persons who Commit, Threaten to Commit or Support Terrorism (the “Executive Order”) or is otherwise subject to the provisions of the Executive Order; (2) is not listed on the “Specially Designated Nationals and Blocked Persons” list maintained by the Office of Foreign Assets Control (“OFAC”) of the United States Department of the Treasury, as updated or amended from time to time, or any similar list issued by OFAC; and (3) does not have any property blocked, or subject to seizure, forfeiture or confiscation, by any order relating to terrorism or money laundering issued by the President, Attorney General, Secretary of State, Secretary of Defense, Secretary of the Treasury or any other U.S. State or Federal governmental official or entity (in any case, a “Restricted Party”).

11.	The funds used by the undersigned exclude any funds received or derived from a Restricted Party or from any person or entity involved in the violation of any U.S. State or Federal law relating to terrorism, including, without limitation: (1) the Executive Order; (2) the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56; and (3) the Money Laundering Control Act of 1986, Public Law 99-570.

Very truly yours,

________________________________________

(signature)

Name: ___________________________________

Address:

________________________________________

________________________________________

SS#/EIN:_________________________________

Checks should be made payable to: "KISSES FROM ITALY, INC."

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ACCEPTANCE

THE FOREGOING SUBSCRIPTION AGREEMENT IS ACCEPTED BY:

KISSES FROM ITALY, INC.

a Florida corporation

By: _________________________________

Its:__________________________________

Date:                                                           , 2018

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